================================================================================

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)
                    Under the Securities Exchange Act of 1934
                              (Amendment No. _____)

                            - - - - - - - - - - - - -

                       DAIRY MART CONVENIENCE STORES, INC.
                                (Name of Issuer)

Common Stock, par Value  $.01 Per Share                           233860303
  (Title of class of securities)                                (CUSIP number)

                 COMMITTEE OF CONCERNED DAIRY MART SHAREHOLDERS
                               c/o Frank Colaccino
                             The Colvest Group, Ltd.
                              360 Bloomfield Avenue
                                    Suite 208
                                Windsor, CT 06095
                                 (860) 688-3667

                                 With a copy to:
                           Richard T. Keppelman, Esq.
                               Levy & Droney, P.C.
                             74 Batterson Park Road
                              Farmington, CT 06032
                                 (860) 676-3132

(Name, address and telephone number of person authorized to receive notices and communications)

                                   May 3, 2000
             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b) (3) or (4), check the following box [___].



                        (Continued on following page (s))



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CUSIP No.  233860303                                              Page 1 of 14

--------------------------------------------------------------------------------
1.       NAME OF REPORTING PERSON:                   FRANK COLACCINO

         S.S. OR I.R.S. IDENTIFICATION NO.
         OF ABOVE PERSON:

--------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:             (A) [X]
                                                                       (B) [ ]

--------------------------------------------------------------------------------
3.       SEC USE ONLY

--------------------------------------------------------------------------------
4.       SOURCE OF FUNDS:                   PF

--------------------------------------------------------------------------------
5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED         [__]
         PURSUANT TO ITEM 2 (d) or 2 (e):

--------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF                                       US
         ORGANIZATION:
--------------------------------------------------------------------------------

                                                  :  7. SOLE VOTING POWER
                                                  :     127,525
                                                  :-----------------------------
                                                  :  8. SHARED VOTING POWER
                                                  :     -0-
         NUMBER OF SHARES                         :
         BENEFICIALLY OWNED BY                    :
         EACH REPORTING PERSON                    :-----------------------------
         WITH                                     :
                                                  :  9. SOLE DISPOSITIVE POWER
                                                  :     127,525
                                                  :-----------------------------
                                                  :
                                                  : 10. SHARED DISPOSITIVE POWER
                                                  :     -0-
--------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY                         127,525
         REPORTING PERSON:

--------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES            [__]
         CERTAIN SHARES:
--------------------------------------------------------------------------------
13.       PERCENT OF CLASS PRESENTED BY AMOUNT IN ROW (11):                2.6%

--------------------------------------------------------------------------------
14.       TYPE OF REPORTING PERSON:                                        IN
--------------------------------------------------------------------------------

CUSIP No.  233860303                                              Page 2 of 14

--------------------------------------------------------------------------------
1.       NAME OF REPORTING PERSON:                   STEPHEN N. KREVALIN

         S.S. OR I.R.S. IDENTIFICATION NO.
         OF ABOVE PERSON:

--------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:             (A) [X]
                                                                       (B) [ ]

--------------------------------------------------------------------------------
3.       SEC USE ONLY


--------------------------------------------------------------------------------
4.       SOURCE OF FUNDS:                   PF

--------------------------------------------------------------------------------
5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED         [__]
         PURSUANT TO ITEM 2 (d) or 2 (e):

--------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF                                       US
         ORGANIZATION:

--------------------------------------------------------------------------------
                                                  :  7. SOLE VOTING POWER
                                                  :     200
                                                  :-----------------------------
                                                  :  8. SHARED VOTING POWER
                                                  :     -0-
         NUMBER OF SHARES                         :
         BENEFICIALLY OWNED BY                    :
         EACH REPORTING PERSON                    :-----------------------------
         WITH                                     :
                                                  :  9. SOLE DISPOSITIVE POWER
                                                  :     200
                                                  :-----------------------------
                                                  :
                                                  :  10.SHARED DISPOSITIVE POWER
                                                  :     -0-
--------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY                         200
         REPORTING PERSON:

--------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES           [__]
         CERTAIN SHARES:

--------------------------------------------------------------------------------
13.       PERCENT OF CLASS PRESENTED BY AMOUNT IN ROW (11):             N/A

--------------------------------------------------------------------------------
14.       TYPE OF REPORTING PERSON:                                      IN

--------------------------------------------------------------------------------

CUSIP No.  233860303                                              Page 3 of 14

--------------------------------------------------------------------------------
1.       NAME OF REPORTING PERSON:                   LAURENCE D. LANDRY

         S.S. OR I.R.S. IDENTIFICATION NO.
         OF ABOVE PERSON:

--------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:             (A) [X]
                                                                       (B) [ ]

--------------------------------------------------------------------------------
3.       SEC USE ONLY


--------------------------------------------------------------------------------
4.       SOURCE OF FUNDS:                   PF

--------------------------------------------------------------------------------
5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED         [__]
         PURSUANT TO ITEM 2 (d) or 2 (e):

--------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF                                       US
         ORGANIZATION:

--------------------------------------------------------------------------------
                                                  :  7. SOLE VOTING POWER
                                                  :     119,500
                                                  :-----------------------------
                                                  :  8. SHARED VOTING POWER
                                                  :     -0-
         NUMBER OF SHARES                         :
         BENEFICIALLY OWNED BY                    :
         EACH REPORTING PERSON                    :-----------------------------
         WITH                                     :
                                                  :  9. SOLE DISPOSITIVE POWER
                                                  :     119,500
                                                  :-----------------------------
                                                  :
                                                  :  10.SHARED DISPOSITIVE POWER
                                                  :     -0-

--------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY                        119,500
         REPORTING PERSON:

--------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES           [__]
         CERTAIN SHARES:

--------------------------------------------------------------------------------
13.       PERCENT OF CLASS PRESENTED BY AMOUNT IN ROW (11):               2.4%

--------------------------------------------------------------------------------
14.       TYPE OF REPORTING PERSON:                                      IN

--------------------------------------------------------------------------------

CUSIP No.  233860303                                              Page 4 of 14

--------------------------------------------------------------------------------
1.       NAME OF REPORTING PERSON:                   DENIS NEWMAN

         S.S. OR I.R.S. IDENTIFICATION NO.
         OF ABOVE PERSON:

--------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:             (A) [X]
                                                                       (B) [ ]

--------------------------------------------------------------------------------
3.       SEC USE ONLY

--------------------------------------------------------------------------------
4.       SOURCE OF FUNDS:                   PF

--------------------------------------------------------------------------------
5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED         [__]
         PURSUANT TO ITEM 2 (d) or 2 (e):

--------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF                                       US
         ORGANIZATION:

--------------------------------------------------------------------------------
                                                  :  7. SOLE VOTING POWER
                                                  :     5,000
                                                  :-----------------------------
                                                  :  8. SHARED VOTING POWER
                                                  :     -0-
         NUMBER OF SHARES                         :
         BENEFICIALLY OWNED BY                    :
         EACH REPORTING PERSON                    :-----------------------------
         WITH                                     :
                                                  :  9. SOLE DISPOSITIVE POWER
                                                  :     5,000
                                                  :-----------------------------
                                                  :
                                                  :  10.SHARED DISPOSITIVE POWER
                                                  :     -0-

--------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY                       5,000
         REPORTING PERSON:

--------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES           [__]
         CERTAIN SHARES:

--------------------------------------------------------------------------------
13.       PERCENT OF CLASS PRESENTED BY AMOUNT IN ROW (11):             .1%

--------------------------------------------------------------------------------

14.       TYPE OF REPORTING PERSON:                                      IN

--------------------------------------------------------------------------------

CUSIP No.  233860303                                              Page 5 of 14

--------------------------------------------------------------------------------
1.       NAME OF REPORTING PERSON:                   ANDREW NISS

         S.S. OR I.R.S. IDENTIFICATION NO.
         OF ABOVE PERSON:

--------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:             (A) [X]
                                                                       (B) [ ]

--------------------------------------------------------------------------------
3.       SEC USE ONLY


--------------------------------------------------------------------------------
4.       SOURCE OF FUNDS:                   PF

--------------------------------------------------------------------------------

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED         [__]
         PURSUANT TO ITEM 2 (d) or 2 (e):

--------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF                                         US
         ORGANIZATION:

--------------------------------------------------------------------------------
                                                  :  7. SOLE VOTING POWER
                                                  :     200
                                                  :-----------------------------
                                                  :  8. SHARED VOTING POWER
                                                  :     -0-
         NUMBER OF SHARES                         :
         BENEFICIALLY OWNED BY                    :
         EACH REPORTING PERSON                    :-----------------------------
         WITH                                     :
                                                  :  9. SOLE DISPOSITIVE POWER
                                                  :     200
                                                  :-----------------------------
                                                  :
                                                  :  10.SHARED DISPOSITIVE POWER
                                                  :     -0-

--------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY                         200
         REPORTING PERSON:

--------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES           [__]
         CERTAIN SHARES:

--------------------------------------------------------------------------------
13       PERCENT OF CLASS PRESENTED BY AMOUNT IN ROW (11):              N/A

--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON:                                       IN

--------------------------------------------------------------------------------

CUSIP No.  233860303                                              Page 6 of 14

--------------------------------------------------------------------------------
1.       NAME OF REPORTING PERSON:                   JOHN M. O'BRIEN, III

         S.S. OR I.R.S. IDENTIFICATION NO.
         OF ABOVE PERSON:

--------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:             (A) [X]
                                                                       (B) [ ]

--------------------------------------------------------------------------------
3.       SEC USE ONLY

--------------------------------------------------------------------------------
4.       SOURCE OF FUNDS:                   PF

--------------------------------------------------------------------------------
5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED         [__]
         PURSUANT TO ITEM 2 (d) or 2 (e):

--------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF                                       US
         ORGANIZATION:

--------------------------------------------------------------------------------

                                                  :  7. SOLE VOTING POWER
                                                  :     5,000
                                                  :-----------------------------
                                                  :  8. SHARED VOTING POWER
                                                  :     -0-
         NUMBER OF SHARES                         :
         BENEFICIALLY OWNED BY                    :
         EACH REPORTING PERSON                    :-----------------------------
         WITH                                     :
                                                  :  9. SOLE DISPOSITIVE POWER
                                                  :     5,000
                                                  :-----------------------------
                                                  :
                                                  :  10.SHARED DISPOSITIVE POWER
                                                  :     -0-
--------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY                       5,000
         REPORTING PERSON:

--------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES           [__]
         CERTAIN SHARES:

--------------------------------------------------------------------------------
13.      PERCENT OF CLASS PRESENTED BY AMOUNT IN ROW (11):              .1%

--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON:                                       IN

--------------------------------------------------------------------------------

CUSIP No.  233860303                                              Page 7 of 14

--------------------------------------------------------------------------------
1.       NAME OF REPORTING PERSON:                   JOHN L. RITTER

         S.S. OR I.R.S. IDENTIFICATION NO.
         OF ABOVE PERSON:

--------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:             (A) [X]
                                                                       (B) [ ]

--------------------------------------------------------------------------------
3.       SEC USE ONLY

--------------------------------------------------------------------------------
4.       SOURCE OF FUNDS:                   PF

--------------------------------------------------------------------------------
5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED         [__]
         PURSUANT TO ITEM 2 (d) or 2 (e):

--------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF                                         US
         ORGANIZATION:

--------------------------------------------------------------------------------
                                                  :  7. SOLE VOTING POWER
                                                  :     500
                                                  :-----------------------------
                                                  :  8. SHARED VOTING POWER
                                                  :     -0-
         NUMBER OF SHARES                         :
         BENEFICIALLY OWNED BY                    :
         EACH REPORTING PERSON                    :-----------------------------
         WITH                                     :
                                                  :  9. SOLE DISPOSITIVE POWER
                                                  :     500
                                                  :-----------------------------
                                                  :
                                                  :  10.SHARED DISPOSITIVE POWER
                                                  :     -0-
--------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY                         500
         REPORTING PERSON:

--------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES           [__]
         CERTAIN SHARES:

--------------------------------------------------------------------------------
13.      PERCENT OF CLASS PRESENTED BY AMOUNT IN ROW (11):              N/A

--------------------------------------------------------------------------------
14.       TYPE OF REPORTING PERSON:                                      IN

--------------------------------------------------------------------------------

CUSIP No.  233860303                                              Page 8 of 14

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1.       NAME OF REPORTING PERSON:                   DONALD K. WILSON, JR.

         S.S. OR I.R.S. IDENTIFICATION NO.
         OF ABOVE PERSON:

--------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:             (A) [X]
                                                                       (B) [ ]

--------------------------------------------------------------------------------
3.       SEC USE ONLY

--------------------------------------------------------------------------------
4.       SOURCE OF FUNDS:                   PF

--------------------------------------------------------------------------------
5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED         [__]
         PURSUANT TO ITEM 2 (d) or 2 (e):

--------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF                                         US
         ORGANIZATION:

--------------------------------------------------------------------------------
                                                  :  7. SOLE VOTING POWER
                                                  :     500
                                                  :-----------------------------
                                                  :  8. SHARED VOTING POWER
                                                  :     -0-
         NUMBER OF SHARES                         :
         BENEFICIALLY OWNED BY                    :
         EACH REPORTING PERSON                    :-----------------------------
         WITH                                     :
                                                  :  9. SOLE DISPOSITIVE POWER
                                                  :     500
                                                  :-----------------------------
                                                  :
                                                  :  10.SHARED DISPOSITIVE POWER
                                                  :     -0-
--------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY                         500
         REPORTING PERSON:

--------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES           [__]
         CERTAIN SHARES:

--------------------------------------------------------------------------------
13.       PERCENT OF CLASS PRESENTED BY AMOUNT IN ROW (11):             N/A

--------------------------------------------------------------------------------
14.       TYPE OF REPORTING PERSON:                                      IN

--------------------------------------------------------------------------------

CUSIP No.  233860303                                              Page 9 of 14

ITEM 1.  SECURITY AND ISSUER.

         The class of equity securities to which this statement is the Common Stock, $.01 par value (the "Common Stock"), of Dairy Mart Convenience Stores, Inc., a Delaware Corporation (the "Issuer"). The principal executive offices of the Issuer are located at One Dairy Mart Way, 300 Executive Parkway West, Hudson, Ohio 44236.

ITEM 2.  IDENTITY AND BACKGROUND.

         This statement is filed on behalf of the Committee of Concerned Dairy Mart Shareholders (the "Committee"). The Committee consists of persons who are shareholders of the issuer and was formed for the limited purpose of proposing a slate of directors to replace the current Board of Directors of the Issuer. The address of the Committee is c/o The Colvest Group, Ltd., 360 Bloomfield Avenue, Suite 208, Windsor, CT 06095.

The Members of the Committee are Frank Colaccino. Stephen N. Krevalin, Laurence
D. Landry, Denis Newman, Andrew Niss, John M. O'Brien, III, John L. Ritter, Donald K. Wilson, Jr. The Members of the Committee beneficially own, in the aggregate, more than 5% of the Common Stock. The business addresses and principal occupations or employments of each Committee Member are set forth below. Additional information regarding the Members of the Committee is set forth in the Committee's definitive Proxy Statement filed with the Securities and Exchange Commission on May 5, 2000 (the "Proxy Statement"). None of the Committee Members has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violations of, or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

Name and Business Address                              Principal Occupation
-------------------------                              --------------------

Frank Colaccino                                        President,
360 Bloomfield Avenue, Suite 208                       The Colvest Group, Ltd.
Windsor, CT 06095

Stephen N. Krevalin                                    Attorney/Principal
Bacon & Wilson P.C.                                    Bacon & Wilson, P.C.
33 State Street
Springfield, MA 01103




CUSIP No.  233860303                                             Page 10 of 14

Laurence D. Landry                                     President,
5 Ridge Road                                           Woods at Wilbraham LLC
Hampden, MA 01036                                      Real Estate Developer

Denis Newman                                           Managing Director
MidMark Associates                                     MidMark Associates
466 Southern Blvd.                                     Equity Fund Manager
Chatham, NJ 07078

Andrew Niss                                            Private Investor
1325 E. Lake Drive
Fort Lauderdale, FL 33366

John M. O'Brien, III                                 Certified Public Accountant
J.M. O'Brien & Company, PC                           J.M. O'Brien & Company, PC
1350 Main Street
Springfield, MA 01103

John L. Ritter                                       Executive Vice President
First New England Capital                            First New England Capital
100 Pearl Street                                     Limited Partnership
Hartford, CT 06103

Donald K. Wilson, Jr.                                Management Consultant
Green & Wilson Associates                            Green Wilson & Associates
201 Ann Street
Hartford, CT 06103

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The shares owned by the Members of the Committee were purchased with their personal funds.

ITEM 4.  PURPOSE OF TRANSACTION.

         The shares of Common Stock owned by Members of the Committee were purchased for investment. The Committee was formed for the purpose of nominating and soliciting proxies for the election of a new slate of Directors, to replace the existing Board of Directors of the Issuer. The purpose of the arrangement is more fully set forth in the Committee's Proxy Statement.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) & (b) The following table sets forth the aggregate number and percentage of the class of securities of the Issuer identified pursuant to Item 1 above held by each Member of the Committee. Each of such person has sole voting and sole dispositive power over such shares.



CUSIP No.  233860303                                             Page 11 of 14

Name of Nominee                   Number of Shares        Percent of Class
---------------                   ----------------        ----------------
Frank Colaccino                        127,525                 2.6%
Stephen N. Krevalin                        200                   -
Laurence D. Landry                     119,500                 2.4%
Denis Newman                             5,000                  .1
Andrew Niss                                200                   -
John M. O'Brien, III                     5,000                  .1
John L. Ritter                             500                   -
Donald K. Wilson, Jr.                      500                   -
                                       -------                 ----
        Total                          258,152                 5.3%


(c) During the 60 days prior to this filing, Members of the Committee effected transactions in the Common Stock as set forth below. All of such transactions were ordinary brokers' transactions at market prices in effect at the time of such transactions.

                                         Type of                No.
Name                       Date        Transaction            Shares
----                       ----        -----------            ------

Frank Colaccino            4/15/00     Purchase              18,000
Laurence D. Landry         4/18/00     Purchase              11,300
Laurence D. Landry         4/18/00     Purchase              50,000
Laurence D. Landry         4/28/00     Sale                   1,800

(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE ISSUER.

         It is expected that each Member of the Committee will vote his shares of Common Stock for the election of the Members of the Committee to the Board of Directors of the Issuer; however, there is no formal contract or legal obligation to do so. Except with respect to such expectations, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Members of the Committee and between such persons and any person with respect to any securities of the Issuer, including but no limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.  MATERIAL FILED ON EXHIBITS.

         There is hereby filed as Exhibit A a copy of the Joint Filing Agreement
                                  ---------
among the Members of the Committee, as required by Rule 13d-1 (k). The signature of John L. Ritter will be supplied by amendment.



CUSIP No.  233860303                                             Page 12 of 14

                                    SIGNATURE

         After reasonable inquiry and the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                            S/FRANK COLACCINO
                                            -------------------------
                                            Frank Colaccino, for himself and as
                                            representative of the group



CUSIP No.  233860303                                             Page 13 of 14